SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(A) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:
Name:	Annuity Investors [REGISTERED TRADEMARK] Variable Account C

Address of Principal	P. O. Box 5423
Business Office:	Cincinnati, OH 45201-5423

Telephone Number:	800-789-6771

Name and Address of	Mark F. Muething, Esq.
Agent for Service of Process:	Executive Vice President, Secretary and General Counsel
Annuity Investors Life Insurance Company [REGISTERED TRADEMARK]
P.O. Box 5423
Cincinnati, OH 45201-5423

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES / X / NO / /

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Sponsor of the Registrant has caused this Notification of Registration to be duly signed on behalf of the Registrant in the City of Cincinnati, the State of Ohio, on the 15th day of May, 2002.
[SEAL]	ANNUITY INVESTORS [REGISTERED TRADEMARK]
VARIABLE ACCOUNT C
ATTEST:

By:	/s/ John P. Gruber	By:/s/ Mark F. Muething
Name:	John P. Gruber, Esq.	Name: Mark F. Muething, Esq.
	Vice President and	Executive Vice President, Secretary
	Assistant General Counsel	and General Counsel
	Annuity Investors Life	Annuity Investors Life
	Insurance Company	Insurance Company
	[REGISTERED TRADEMARK]	[REGISTERED TRADEMARK]